UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒   SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐   SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended: June 30, 2024

Cloudastructure, Inc.

(Exact name of issuer as specified in its charter)

Delaware	87-4054162
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

150 SE 2nd Avenue # 300

Miami, Florida 33131

(Mailing Address of principal executive offices)

(650) 644-4160

Issuer’s telephone number, including area code

In this semiannual report on Form 1-SA, the terms “Cloudastructure”, “we”, “us”, “our” or the “Company” refer to Cloudastructure, Inc.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS SEMIANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes and other financial information appearing elsewhere in this report. Some of the information contained in this discussion and analysis or set forth elsewhere in this report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2024 and 2023 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited financial information, although in the opinion of management all adjustments necessary to make these interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2024.

Overview

Cloudastructure, Inc. was formed under the laws of the State of Delaware on March 28, 2003. We provide an award-winning cloud-based artificial intelligence (“AI”) video surveillance and Remote Guarding (as described below) service built on AI and machine learning platforms.

We operated as a small Silicon Valley startup until early 2021 when we raised over $35 million in funding under Regulation A of the Securities Act of 1933, as amended (the “Securities Act”). With these funds we quickly built a sales, marketing and support structure and achieved a degree of early success in the property management space. As of the date of this report, we have contracts in place with five of the top 10 property management companies on the National Multifamily Housing Council’s (“NMHC’s”) 2024 NMCH 50 list (Greystar Real Estate Partners, Avenue5 Residential, LLC, Cushman & Wakefield, BH Management Services, LLC and FPI Management, Inc.). Our cloud-based solutions allow our customers to provide real-time safety and security solutions for their properties, as well as easily manage security across all of their locations. As of the date of this report, we are focused on expanding into more of our existing top tier customer locations, acquiring additional customers in the property management (“proptech”) space, and we anticipate entering into additional markets in 2024/2025.

Our intelligent AI solution works by identifying objects (faces, license plates, animals, guns, etc.) in video footage so that property managers can quickly search for those objects. Additionally, our AI and Remote Guarding services provide a proactive response to crime. Remote guarding combines video surveillance, AI analytics, monitoring centers, and security agents (“Remote Guarding”). Based on internal data comparing the total number of actual threatening activity alerts received by our Remote Guards, against all potentially suspicious and threatening activity alerts received by our Remote Guards, on average, from 2023 to the date of this report, our Remote Guarding services deterred over 97% of all threatening activity for our customers. We believe AI security delivers multiple benefits for many property owners, including, without limitation:

•	Deterring crime and improving overall safety;

•	Improving occupancy rates and rental rates; and

•	Reducing onsite guard costs and lowering insurance rates

As of the date of this report, we are the only seamless, cloud-based, AI surveillance and Remote Guarding solution on the market of which we are aware. We also believe that our solution is more affordable and easier to use than the various solutions that our competitors offer. Our Remote Guarding service bridges the line between AI and human intelligence. AI has the ability to monitor all cameras at the same time and all of the time, a task from which humans would fatigue. When the AI detects an event occurring, the Remote Guards are notified. The Remote Guards can then determine if escalation is required. With real-time human intervention, our Remote Guarding service can turn video surveillance from a forensic tool, used after a crime has been committed, into a real time crime prevention tool. This has the potential to greatly increase value for our customers.

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Components of Results of Operations

Net Revenues.

Our net revenues primarily consist of revenues generated from subscriptions to our core business services (cloud video surveillance and remote guarding), revenues generated from hardware sales, and revenue generated from installation services.

We recognize revenue when a customer obtains control of promised goods or services. Typically, our customers pay up front annually for our services and sign subscription and remote guarding agreements governing the terms of service. In those instances, revenue is recognized ratably over the period that commences on the subscription start date and ending on the date the subscription term expires. Some of our customers require monthly billing arrangements, in which case revenue is recognized on a monthly basis. Revenue generated from sales of hardware is generally recognized at time of delivery. Revenue generated from door and video services is generally recognized at the completion of the professional services.

Cost of Goods Sold.

Cost of goods sold primarily consists of hosting costs, the costs of equipment sold, installation costs and the costs of the operations department.

Operating Expenses.

Operating expenses consist of general and administrative expenses, which are primarily salaries, professional fees, consulting costs and expenses related to the administrative functions of the Company, research and development expenses, which consist primarily of product development costs and salaries, and sales and marketing expenses, which represent public relations, advertising and direct marketing costs, as well as the associated personnel costs.

Results of Operations

Comparison of the three and six months ended June 30, 2024 to the three and six months ended June 30, 2023

Net Revenues

Total revenue during the three months ended June 30, 2024 increased by 214% compared to the same period in 2023. This increase is due to our signing 230% more new customers during the three months ended June 30, 2024 compared to the same period in 2023.

The majority of our net revenues for the six months ended June 30, 2024 were comprised of subscription revenue generated from our core business services (cloud video surveillance and remote guarding) and hardware sales. Total revenue increased $319,946, or approximately 150%, from $213,508 for the six months ended June 30, 2023 compared to $533,454 for the six months ended June 30, 2024. This increase is attributed to our sales department signing more new and larger customers. Cloud video surveillance subscriptions increased by approximately 57%, remote guarding increased by approximately 710%, and hardware increased by approximately 267% over the same period in 2023.

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The following table summarizes our revenue by service line:

	Three Month Ended June 30,		Six Month Ended June 30,
	2024	2023	2024	2023
Cloud Video Surveillance	$64,296	$38,635	$120,287	$82,494
Remote Guarding	39,808	1,944	94,585	11,677
Hardware	91,153	1,487	138,341	37,683
Other (installation, door subscriptions, etc.)	41,420	33,209	171,241	81,653
	$236,677	$75,275	$533,454	$213,508

Cost of Goods Sold.

Our cost of goods sold increased $109,853, or approximately 33%, from $331,964 for the six months ended June 30, 2023 compared to $441,817 for the six months ended June 30, 2024. This increase was the result of increased sales and more installation projects completed in the first six months of 2024 compared to the first six months of 2023, which led to increased sales costs (such as the costs of equipment sold, installation costs and the costs of our operations department). The following table summarizes our cost of goods sold by line:

	Three Month Ended June 30,		Six Month Ended June 30,
	2024	2023	2024	2023
Hosting and Data Center Bandwidth	$65,928	$125,972	$151,133	$268,231
Remote Guarding Costs	25,350	19,697	46,713	22,822
Hardware Costs	20,889	11,644	69,724	20,403
Installation and Labor Costs	76,418	17,252	174,247	20,509
	$188,586	$174,565	$441,817	$331,964

Operating Expenses.

Our operating expenses for the three and six months ended June 30, 2024 and 2023 were as follows:

	Three Month Ended June 30,		Six Month Ended June 30,
	2024	2023	2024	2023
General and Administrative	$729,487	$885,236	$1,210,993	$1,428,730
Research and Development	499,554	645,836	807,840	1,174,295
Sales and Marketing	622,584	645,388	1,436,285	1,693,594
	$1,851,625	$2,176,460	$3,455,118	$4,296,619

General and administrative expenses decreased by approximately 15% for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. This decrease was primarily due to a decrease of approximately $182,000 in professional and consulting services, approximately $16,000 in travel and entertainment expenses and approximately $17,000 in facilities costs.

Research and development (“R&D”) expenses also decreased by approximately 31% for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. As part of the refocus on our core business we continued to reduce the number of our R&D personnel and consultants, which led to a decrease in personnel costs of approximately $133,000, and an approximately $32,000 decrease in fees related to consulting services.

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Sales and marketing expenses decreased by approximately 15% for the six months ended June 30, 2024 compared to the sales and marketing expenses incurred during the six months ended June 30, 2023. The decrease in sales and marketing expenses was due to a decrease of approximately $14,000 in consulting costs, and a decrease of approximately $319,000 in marketing expenditures.

Net Loss

As a result of the foregoing, the Company suffered a net loss of $3,569,372 for the six months ended June 30, 2024, compared to net loss of $4,408,534 for the six months ended June 30, 2023, an improvement of approximately 19% for the current period compared to the prior period.

Off-Balance Sheet Arrangements

As of the date of this report we have no off-balance sheet arrangements that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Liquidity and Capital Resources

Overview

From inception we have funded our operations principally through the net proceeds from sales of our capital stock and to a lesser extent from cash flows generated from operating activities.

Summary of Cash Flows

The following table summarizes our cash flows for the six months ended June 30, 2024 and 2023.

	Six Month Ended June 30,
(in thousands)	2023	2022
Net cash (used in) operating activities	$(2,274)	$(3,314)
Net cash (used in) investing activities	(16)	(6)
Net cash (used in) provided by financing activities	(51)	395
Cash and cash equivalents at end of period	$1,701	$6,489

Operating Activities.

We continue to experience negative cash flows from operations as we expand our business. Our cash flows from operating activities are significantly affected by our cash investments to support the growth of our business in areas such as product and service development and selling, general and administrative. Our operating cash flows are also affected by our working capital needs to support growth and fluctuations in personnel-related expenditures, accounts payable and other current assets and liabilities.

Net cash used in operating activities for the six months ended June 30, 2024 was approximately $2,274,000, which reflects our net loss of $3,569,372 and a decrease in accounts receivable of $151,818, a decrease in inventory of $83,042 and decrease of $75,784 in deferred revenue, which were offset by an increase in accounts payable of $28,449 and non-cash stock based compensation of $817,561.

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Investing Activities

Our investing activities have consisted primarily of business combinations and the purchases of assets and equipment. We have invested in assets and equipment to support our headcount growth.

Net cash used in investing activities for the year ended December 31, 2023 was approximately $43,000, which was entirely attributable to purchases of fixed assets.

Net cash used in investing activities for the six months ended June 30, 2024, was approximately $16,000, also entirely attributable to purchases of fixed assets.

Financing Activities

On July 16, 2019, we completed the offer and sale of $388,340 in net proceeds of simple agreements for future equity (“2019 SAFEs”) pursuant to Regulation Crowdfunding under the Securities Act (“Regulation CF”). The 2019 SAFEs had no interest rate or maturity date and were convertible at our election upon completion an equity financing in which we raised at least $1,000,000 in net proceeds (a “Qualified Financing”) at a conversion price equal to the lesser of: (i) a 20% discount to the price paid in the Qualified Financing; and (ii) the price implied by a $7,000,000 valuation cap divided by our capitalization (as defined in the 2109 SAFEs) immediately prior to the Qualified Financing.

On November 1, 2019, we commenced a second offering pursuant to Regulation CF (the “2020 CF Offering”) in which we raised $313,482 in net proceeds from the offer and sale of SAFEs (the “2020 SAFEs” and, together with the 2019 SAFEs, the “SAFEs”). The 2020 SAFEs had no interest rate or maturity date and were convertible upon completion of an equity financing in which we issued shares of preferred stock at a fixed pre-money valuation (a “Preferred Stock Financing”) at a conversion price equal to the lesser of: (i) a 20% discount to the price paid in the Preferred Stock Financing; and (ii) the price implied by a $9,000,000 valuation cap for the first $100,000 raised and thereafter a $10,000,000 valuation cap divided by our capitalization (as defined in the 2020 SAFEs) immediately prior to the Preferred Stock Financing.

On July 9, 2020, we commenced an offer and sale of up to $50,000,000 in units under pursuant to Regulation A under the Securities Act (“Regulation A”). Each unit consisted of two shares of our Class A common stock and one warrant to purchase one share of Class A common stock. The warrants were immediately exercisable and expired 18 months from the date of issuance. In May of 2021, we filed a post-qualification amendment to our Regulation A offering statement to increase the maximum offering amount to $75,000,000.

Through August 24, 2021, the purchase price of each unit in our offering was $1.00 per unit, and the exercise price of each warrant was $0.75 per warrant share. On August 25, 2021, we filed a supplement to our offering circular and increased the purchase price of each unit to $1.20 per unit, and the exercise price of each warrant to $0.90 per warrant share. On February 21, 2022, we terminated the offering having closed on aggregate gross proceeds of approximately $34.4 million.

On May 19, 2022, we commenced a second Regulation A offering for the offer and sale of up to approximately $58.1 million in units. Each unit consisted of two shares of our Class A common stock and one warrant to purchase one share of Class A common stock. The warrants were immediately exercisable and expired 18 months from the date of issuance. The purchase price of each unit in the offering was $2.00 per unit, and the exercise price of each warrant was $1.50 per warrant share. We raised additional aggregate gross proceeds of approximately $4.5 million in our second Regulation A offering through the Disqualification Event (as hereinafter defined).

On July 10, 2023, we received a “Wells Notice” from the enforcement staff of the SEC alleging violations of Sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Securities Act, and Section 10(b) of the Exchange Act, and Rules 10b-5(a), (b) and (c) under the Exchange Act. On September 27, 2023, without admitting or denying the findings, we submitted an offer of settlement to the SEC and agreed to the imposition of an order (the “Order”) which, among other things, states that we violated Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and Section 17(a) of the Securities Act. We also agreed to pay a penalty of $558,071, which has been paid in full.

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As a result of the Order (the “Disqualification Event”), we have been disqualified from relying on certain exemptions from registration under the Securities Act for offers and sales of our securities for a period of five years, including the exemption provided by Regulation A.

Our net cash used in financing activities for the six months ended June 30, 2024 was approximately $51,000 compared to net cash provided by financing activities of approximately $395,000 for the six months ended June 30, 2023, an decrease of approximately $446,000 or 112%. This decrease in cash provided by financing activities is the result of the Disqualification Event and our inability to continue our second Regulation A offering and initial expenses of approximately $51,000 incurred in connection with the Company’s registration statement on Form S-1 filed with the SEC on September 11, 2024, which is currently under review by the SEC and has not yet been declared effective.

The following table summarizes our financing activities for the six months ended June 30, 2024 and 2023.

	Six Month Ended June 30,
	2024	2023
Proceeds from issuance of Class A common stock	$–	$394
Registration Statement related costs	(51)	–
Non-cash: notes and interest paid; converted into Class A common stock	–	–
	$(51)	$394

Funding Requirements

We anticipate incurring additional losses for the foreseeable future, and we may never become profitable. Furthermore, while we have decreased our operating expenses by reducing our personnel and consultant expenditures, reducing salaries for our executives and employees, and reducing our overall spending, we nevertheless expect expenses to increase in connection with our ongoing activities, particularly as we continue development of our existing and new products and services. In addition, we expect to incur further costs and expenses associated with being a public company.

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is dependent on our ability to further implement our business plan, raise capital, and generate revenues. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty. We have incurred operating losses and negative cash flows from operations since inception. As of June 30, 2024, we had an accumulated deficit of approximately $37,890,000. Management expects to continue to incur operating losses and negative cash flows for the foreseeable future.

As of June 30, 2024, we had approximately $1,701,000of cash on hand and approximately $1,777,000 of working capital, and our anticipated operating requirements for the next twelve months, assuming the maintenance of our current operations, exceed our available capital resources. We will need to obtain additional financing to fund our operating requirements over the short and long-term and we are working with our investment bankers and financial advisors to obtain bridge financing, which, based on initial feedback from prospective investors, we believe will enable us to fund our operations through at least October 1, 2025, and after which we intend to raise additional capital pursuant to one or more registered offerings of equity or debt securities. If we are unable to raise additional capital or otherwise obtain funding as and when needed or on attractive terms, we could be forced to reduce operations or delay or eliminate new or existing products and services. These factors raise substantial doubt about our ability to continue as a going concern.

We have based the foregoing estimates on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we expect. We have a planning and budgeting process in place to monitor our operating cash requirements, including amounts projected for capital expenditures, which are adjusted as our future funding requirements change. These funding requirements include, but are not limited to, our product and service development, our general and administrative requirements, and the costs of operating as a public company, and are offset by our ability to generate revenue from operations and the availability of equity or debt financing. Furthermore, our balance sheet is currently debt free, which we believe will provide us with additional flexibility in terms of our ability to tap into lines of credit and other types of debt instruments.

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Contractual Obligations and Commitments

In addition to ongoing capital expenditures and working capital needs to fund operations over the next 12 months, our contractual obligations to make future payments primarily relate to our operating lease obligations, capital lease obligations and insurance obligations, all of which are governed by agreements with month-to-month terms, and which are generally terminable after a notice period at any time. We purchase equipment, software and inventory necessary to conduct our operations on an as-needed basis.

During the periods presented we had an outstanding obligation to the SEC pursuant to the terms of a final settlement. As previously reported, on September 27, 2023 (the “Order Date”), we reached a final settlement with the SEC relating to alleged violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and Section 17(a) of the Securities Act. Without admitting or denying the SEC’s findings, we consented to: (i) cease and desist from committing or causing any violations and any future violations of Sections 17(a) of the Securities Act and Exchange Act Section 10(b) of the Exchange Act and Rule 10b-5 thereunder; (ii) pay a civil money penalty in the amount of $558,071 to the SEC in the following installments: the first installment of $139,517.75 within ten days of the Order Date; the second installment of $139,517.75 within 120 days of the Order Date; the third installment of $139,517.75 within 240 days of the Order Date; and the last installment of $139,517.75, plus accrued interest, within 365 days of the Order Date. Our obligation related to the above matter was paid in full on August 9, 2024. We do not have any other long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

Emerging Growth Company

We are an “emerging growth company,” as defined in the Jump Start Our Business Startups Act of 2012 (“JOBS Act”). As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies, and we have elected to take advantage of those exemptions. For so long as we remain an emerging growth company, we will not be required to:

•	have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	submit certain executive compensation matters to Member advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding Member vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding Member vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; or

•	disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. We have elected to take advantage of the extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to subsequently elect to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

We will remain an emerging growth company for up to five years, or until the earliest of: (i) the last date of the fiscal year during which we had total annual gross revenues of $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.07 billion in non-convertible debt; or (iii) the date on which we are deemed to be a “large accelerated filer” as defined under Rule 12b-2 under the Exchange Act.

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We do not believe that being an emerging growth company will have a significant impact on our business. Also, even once we are no longer an emerging growth company, we still may not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act unless we meet the definition of a large accelerated filer or an accelerated filer under Section 12b-2 of the Exchange Act.

Critical Accounting Estimates

Below is a discussion of the accounting policies that management believes are critical. We consider these policies critical because they involve significant judgments and assumptions and require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. Our accounting policies have been established to conform with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jump Start Our Business Startups Act of 2012 (“JOBS Act”). Under Section 107 of the JOBS Act, emerging growth companies are permitted to use an extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company, or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and the accompanying notes to the financial statements. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in major financial institutions, cash on hand and liquid investments with original maturities of three months or less. Cash balances may at times exceed federally insurable limits per institution, however, we deposit our cash and cash equivalents with high credit-quality institutions to minimize credit risk exposure.

Trade Receivables and Credit Policy

We evaluate our trade receivables on a periodic basis to assess whether there are any indicators that the value may be impaired. A trade receivable is considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due from the customer in accordance with the original invoice terms. If a trade receivable is deemed impaired, we are required to establish a reserve for losses in an amount deemed to be both probable and reasonably estimable.

Sales Taxes

Various states impose a sales tax on our sales to non-exempt customers. We collect the sales tax from our customers and remit the entire amount of such sales tax to each respective state. Our accounting policy is to exclude the tax collected and remitted to states from our revenue and cost of sales.

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Property and Equipment

Property and equipment are recorded at cost if the expenditure exceeds $2,500. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

We review the carrying value of our property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between marketplace participants at the measurement date under current market conditions (i.e., the exit price).

We categorize our financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on our balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

Income Taxes

We determine deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

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Revenue Recognition

We recognize revenue when a customer obtains control of promised goods or services, in an amount that reflects the consideration which we expect to receive in exchange for those goods or services.

To determine revenue recognition for we perform the following steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy a performance obligation.

Revenue from subscription contracts with customers is recognized ratably over the period that commences on the subscription start date and ending on the date the subscription term expires. Revenue from door and video services is generally recognized at the completion of the professional services. Revenue from sales of controllers and recorders is generally recognized at time of delivery.

Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the net tangible and identifiable intangible assets acquired. Goodwill is tested for impairment annually and whenever events or changing circumstances indicate that the carrying amount may not be recoverable.

In assessing goodwill for impairment, we have the option to assess qualitative factors to determine whether events or circumstances indicate that it is more likely than not that the fair value of an asset (or reporting unit) is less than its carrying amount. Performing a qualitative impairment assessment requires an examination of relevant events and circumstances that could have a negative impact on the carrying value of our Company, such as macroeconomic conditions, industry and market conditions, earnings and cash flows, overall financial performance, and other relevant entity-specific events. The estimates of the fair value of our assets (or reporting units) are primarily determined using an income approach based on discounted cash flows. The discounted cash flow methodology requires significant judgment, including estimation of future cash flows, which is dependent on internal forecasts, current and anticipated economic conditions and trends, the estimation of the long-term growth rate of our business, and the determination of our weighted average cost of capital. Changes in the estimates and assumptions incorporated into our impairment assessment could materially affect the determination of fair value and the associated impairment charge.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 is effective for public entities for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024, and requires single reporting entities to comply with the expanded reportable segment disclosures outlined in the ASU. The expanded reportable segment disclosures are intended to enhance certain disclosures surrounding significant segment expenses. We are currently evaluating the impact of the new standard on our financial statements.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosure” (“ASU 2023-09”). ASU 2023-09 is effective for public entities for fiscal years beginning after December 15, 2024, and interim periods in fiscal years beginning after December 15, 2025, and establishes new income tax requirements in addition to modifying and eliminating certain existing requirements. Under ASU 2023-09, entities must consistently categorize and provide greater disaggregation of information in the rate reconciliation and further disaggregate income taxes paid. We are currently evaluating the impact of the new standard on our financial statements.

In March 2024, the SEC adopted final rules under Release No. 33-11275, The Enhancement and Standardization of Climate-Related Disclosures for Investors (the “Climate Rules”). The Climate Rules require quantitative and qualitative disclosure of certain climate-related information in registration statements and annual reports filed. These disclosures include financial statement footnote disclosure related to the effects of certain severe weather events and other natural conditions. In April 2024, the SEC issued an order staying the Climate Rules pending completion of a judicial review of certain petitions challenging their validity. If the stay is lifted, the effective dates remain unchanged and we remain a smaller reporting company, emerging growth company or non-accelerated filer, the Climate Rules will be effective for our fiscal year ending December 31, 2027. We are currently evaluating the impact of the Climate Rules on our financial statements.

11

The JOBS Act

We are an “emerging growth company,” as defined in the Jump Start Our Business Startups Act of 2012 (“JOBS Act”). As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies, and we intend to take advantage of those exemptions. For so long as we remain an emerging growth company, we will not be required to:

•	have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	submit certain executive compensation matters to stockholder advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding stockholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding stockholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; or

•	disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. We intend to take advantage of the extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to subsequently elect to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

We will remain an emerging growth company for up to five years, or until the earliest of: (i) the last date of the fiscal year during which we had total annual gross revenues of $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.07 billion in non-convertible debt; or (iii) the date on which we are deemed to be a “large accelerated filer” as defined under Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We do not believe that being an emerging growth company will have a significant impact on our business. Also, even once we are no longer an emerging growth company, we still may not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act unless we meet the definition of a large accelerated filer or an accelerated filer under Section 12b-2 of the Exchange Act.

ITEM 2. OTHER INFORMATION

None.

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ITEM 3. FINANCIAL STATEMENTS

Cloudastructure, Inc.

Balance Sheets

(in thousands, except share and per share numbers)

	June 30, 2024 (unaudited)	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$1,701	$4,042
Accounts receivable	199	351
Inventory	302	315
Other current assets	52	122
Total current assets	2,254	4,830

Non-current assets:
Fixed assets, net	103	125
Intangible assets, net	–	–

TOTAL ASSETS	$2,357	$4,954

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$101	$27
Accrued expenses	103	48
Deferred revenue	273	197

Total current liabilities	478	272

TOTAL LIABILITIES	478	272

Stockholders’ equity:
Class A common stock, $0.0001 par value; 250,000,000 shares authorized; 83,528,681 and 82,828,681 shares issued and outstanding at June 30, 2024 and December 31, 2023, respectively	8	8
Class B common stock, $0.0001 par value; 100,000,000 shares authorized; 4,046,785 and 4,523,120 shares issued and outstanding at June 30, 2024 and December 31, 2023, respectively	–	–
Additional paid-in capital	39,461	38,994

Accumulated deficit	(37,890)	(34,321)
TOTAL STOCKHOLDERS’ EQUITY	1,879	4,682

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,357	$4,954

See accompany notes to the financial statements.

13

Cloudastructure, Inc.

Statement of Operations

(in thousands, except share and per share numbers)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023

Revenues, net	$297	$138	$533	$214
Less: cost of goods sold	(189)	(174)	(442)	(332)
Gross profit (loss)	108	(36)	91	(118)

Operating expenses:
General and administrative	729	885	1,211	1,429
Research and development	499	646	808	1,174
Sales and marketing	623	645	1,436	1,694
Total operating expenses	1,851	2,176	3,455	4,297

Loss from operations	(1,743)	(2,212)	(3,363)	(4,415)

Other expenses, net:	31	3	–	–
Interest expense	(140)	–	74	6

Net loss	$(1,852)	$(2,209)	$(3,569)	$(4,409)
Basic and diluted (loss) per share of Class A and Class B common stock	$(0.02)	$(0.03)	$(0.04)	$(0.06)

See accompany notes to the financial statements.

14

Cloudastructure, Inc.

Statement of Stockholders’ Equity (Deficit)

(in thousands, except share and per share numbers)

(unaudited)

	Three Months Ended June 30, 2024
	Class A Common Stock		Class B Common Stock
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
Balance as of March 31, 2024	83,528,681	$8	4,046,785	$–	$39,271	$(36,038)	$3,242
Issuances of Class A shares, net of issuance costs	–	–	–	–	212	–	212
Conversion of SAFEs into Class A shares	–	–	–	–	–	–	–
Stock-based compensation	–	–	–	–	278	–	278
Net loss	–	–	–	–	–	(1,852)	(1,852)
Balance as of June 30, 2024	83,528,681	$8	4,046,785	$–	$39,761	$(37,890)	$1,879

	Three Months Ended June 30, 2023
	Class A Common Stock		Class B Common Stock
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
Balance as of March 31, 2023	82,519,588	$8	5,138,017	$1	$37,833	$(27,513)	$10,329
Issuances of Class A shares, net of issuance costs	199,933	–	–	–	602	(11)	–
Conversion of SAFEs into Class A shares	–	–	–	–	–	–	–
Stock-based compensation	–	–	–	–	–	–	278
Net loss	–	–	–	–	–	(2,199)	(2,199)
Balance as of June 30, 2023	82,719,521	$8	5,138,017	$1	$38,435	$(29,723)	$8,721

See accompany notes to the financial statements.

15

Cloudastructure, Inc.

Statement of Stockholders’ Equity (Deficit)

(in thousands, except share and per share numbers)

(unaudited)

	Six Months Ended June 30, 2024
	Class A Common Stock		Class B Common Stock
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
Balance as of January 1, 2023	81,978,090	$8	5,138,017	$1	$37,453	$(25,314)	$12,147
Issuances of Class A shares, net of issuance costs	741,435	–	–	–	394	–	394
Conversion of SAFEs into Class A shares	–	–	–	–	–	–	–
Stock-based compensation	–	–	–	–	588	–	588
Net loss	–	–	–	–	–	(4,409)	(4,409)
Balance as of June 30, 2023	82,719,521	$8	5,138,017	$1	$38,435	$(29,723)	$8,721
Issuances of Class A shares, net of issuance costs	109,160	–	(614,897)	–	(7)	–	(7)
Conversion of Notes Payable into Class A Shares	–	–	–	–	–	–	–
Stock-based compensation	–	–	–	–	–	566	566
Net loss						(4,598)	(4,598)
Balance as of December 31, 2023	82,828,681	$8	4,523,120	$–	$38,994	$(34,321)	$4,682
Issuances of Class A shares, net of issuance costs	700,000	–	(476,355)	–	(51)	–	(51)
Stock-based compensation	–	–	–	–	818	–	8,188
Net loss	–	–	–	–	–	(3,569)	(3,569)
Balance as of June 30, 2024	83,528,681	$8	4,046,785	$–	$39,761	$(37,890)	$1,879

See accompany notes to the financial statements.

16

Cloudastructure, Inc.

Statement of Cash Flows

(in thousands)

(unaudited)

	Six Months Ended
	June 30, 2024	June 30, 2023
Cash Flows from Operating Activities
Net Loss	$(3,569)	$(4,409)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	38	110
Stock-based compensation	818	588
Changes in operating assets and liabilities:
(Increase) Decrease in accounts receivable	152	68
(Increase) Decrease in other current assets	83	206
Increase (Decrease) in accounts payable	28	130
Increase (Decrease) in accrued expenses	100	20
Increase (Decrease) in deferred revenue	76	(27)
Net Cash Used in Operating Activities	(2,274)	(3,314)

Cash Flows from Investing Activities
Purchase of fixed assets	(16)	(6)
Acquisition of intangible assets	–	–
	(16)	(6)
Cash Flows from Financing Activities
Proceeds from issuance of Class A Common Stock	(51)	395
Net Cash Provided by Financing Activities	(51)	395

Net Change in Cash	(2,341)	(2,925)

Cash at Beginning of Period	4,042	9,414
Cash at End of Period	$1,701	$6,489

See accompany notes to the financial statements.

17

Cloudastructure, Inc.

Notes to Financial Statements

(unaudited)

Note 1 - Nature of Operations

Cloudastructure, Inc. (“Cloudastructure” or the “Company”) was formed on March 28, 2003, as a corporation organized under the laws of the State of Delaware and is headquartered in Florida. The Company is a technology service provider that focuses on intelligent devices and software for physical security applications. Since inception, the Company has relied primarily on financing activities, including an offering under Regulation A of the Securities Act of 1933, as amended (“Regulation A”), to fund its operations.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include, without limitation, recession, downturn or otherwise, changes in regulations or restrictions on imports, competition or changes in consumer taste. These or other adverse conditions could affect the Company’s financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. The Company maintains its cash with a major financial institution located in the United States, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000, but at times the Company may maintain balances in excess of federally insured limits.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company routinely assesses its outstanding accounts receivable and recorded a reserve for estimated uncollectible accounts of $340 and $82,090 at June 30, 2024 and December 31, 2023, respectively.

18

Sales Taxes

Various states impose a sales tax on the Company’s sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company’s accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment

Property and equipment are recorded at cost if the expenditure exceeds $2,500. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. When fair value measurements are used, valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

GAAP has established a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

The Company’s Simple Agreements for Future Equity (“SAFEs”) are adjusted to fair value each reporting period pursuant to Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity, and are classified within Level 3 of the fair value hierarchy. The Company’s estimate of fair value is largely based on its expectations related to the likelihood, timing, and manner in which the SAFEs will ultimately be settled. Significant unobservable inputs include an estimate of the underlying fair value of the Company’s Class A common stock, which is dependent on assumptions related to projected cash flows of the business, volatility, and expected term.

Income Taxes

The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

19

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company recognizes revenue when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, Revenue from Contracts with Customers, the Company performs the following steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from subscription contracts with customers is recognized ratably over the period that commences on the subscription start date and ending on the date the subscription term expires. Revenue from door and video services is generally recognized at the completion of the professional services. Revenue from sales of controllers and recorders is generally recognized at time of delivery.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 is effective for public entities for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024, and requires single reporting entities to comply with the expanded reportable segment disclosures outlined in the ASU. The expanded reportable segment disclosures are intended to enhance certain disclosures surrounding significant segment expenses. The Company is currently evaluating the impact of the new standard on our financial statements.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosure” (“ASU 2023-09”). ASU 2023-09 is effective for public entities for fiscal years beginning after December 15, 2024, and interim periods in fiscal years beginning after December 15, 2025, and establishes new income tax requirements in addition to modifying and eliminating certain existing requirements. Under ASU 2023-09, entities must consistently categorize and provide greater disaggregation of information in the rate reconciliation and further disaggregate income taxes paid. The Company is currently evaluating the impact of the new standard on our financial statements.

In March 2024, the SEC adopted final rules under Release No. 33-11275, The Enhancement and Standardization of Climate-Related Disclosures for Investors (the “Climate Rules”). The Climate Rules require quantitative and qualitative disclosure of certain climate-related information in registration statements and annual reports filed. These disclosures include financial statement footnote disclosure related to the effects of certain severe weather events and other natural conditions. In April 2024, the SEC issued an order staying the Climate Rules pending completion of a judicial review of certain petitions challenging their validity. If the stay is lifted, the effective dates remain unchanged and we remain a smaller reporting company, emerging growth company or non-accelerated filer, the Climate Rules will be effective for our fiscal year ending December 31, 2027. The Company is currently evaluating the impact of the Climate Rules on our financial statements.

20

Note 3 – Basic and Diluted Loss Per Share

The number of shares used to calculate basic and diluted loss per share for the six months ended June 30, 2024 and 2023 were as follows:

	Six Months Ended June 30,
	2024	2023
Class A common stock	83,508,429	72,336,557
Class B common stock	4,182,508	5,138,017
Total	87,690,937	77,474,574

For the six months ended June 30, 2024 and 2023, approximately 98.9 million and 105.2 million shares, respectively, issuable upon the exercise or conversion of stock options, convertible notes, and SAFEs were excluded from the calculation of diluted loss per share because such amounts were antidilutive.

Note 4 – Share Capital

Securities Offerings:

Beginning in 2020, the Company commenced a public offering of units under the exemption from registration provided by Tier 2 of Regulation A. Each unit consists of two shares of Class A common stock of the Company and one warrant to purchase shares of Class A common stock. Through August 24, 2021, the purchase price of each unit was $1.00, and the exercise price of each warrant was $0.75 per share.

On August 25, 2021, the Company updated the terms of the units being offered in this Regulation A offering, offering the units at a price of $1.20 and the exercise price of the accompanying warrants was increased to $0.90 per share. Issued warrants are immediately exercisable and expire 18 months after their issuance date.

On May 19, 2022, the Company again updated the terms of the units it was offering under Regulation A. Beginning on this date, each unit was offered at a price of $2.00 and the exercise price of the accompanying warrant was $1.50 per share.

As of December 31, 2023, 8,755,814 warrants were exercised, and 22,561,807 warrants expired. There were 579,543 warrants outstanding as of December 31, 2023.

As of June 30, 2024, 8,755,814 warrants were exercised, and 22,926,922 warrants expired. There were 214,428 warrants outstanding as of June 30, 2024.

As of June 30, 2024, the Company had issued 72.5 million shares of Class A common stock and 31.9 million warrants to purchase an additional 580 thousand shares of Class A common stock in connection with this offering. The Company has received cumulative proceeds of $33.1 million, net of issuance costs, through June 30, 2024 in connection with this offering.

21

The following table is a summary of the outstanding Class A common stock warrants at December 31, 2023 and June 30, 2024:

	Warrants at Exercise Price of $0.75	Warrants at Exercise Price of $0.90	Warrants at Exercise Price of $1.50	Total Warrants
Balance as of January 1, 2023	827,332	2,064,477	115,747	3,007,556
Issued	–	–	214,428	214,428
Expired	680,211	1,779,363	24,642	2,484,216
Exercised	147,121	285,114	–	432,235
Outstanding at December 31, 2023	–	–	305,533	305,533
Issued	–	–	–	–
Expired	–	–	91,105	91,105
Exercised	–	–	–	–
Outstanding at June 30, 2024	–	–	214,428	214,428

Stock-Based Compensation:

The following summarizes stock option activity for the six months ended June 30, 2024:

	Number of Options	Exercise Price Range	Weighted-Average Exercise Price
Options outstanding at December 31, 2023	63,376,936	$0.004-0.37	$0.143
Granted	22,731,313	0.004-0.45	0.44
Canceled	201,564	0.36	0.36
Exercised	10	0.31	0.31
Options outstanding at June 30, 2024	85,906,674	$0.004-0.45	$0.22

Granted options are exercisable into shares of the Company’s Class B common stock, vest over four years, and expire ten years from the date of grant.

Note 5 – Convertible Notes

As of June 30, 2024, the Company had no convertible notes outstanding.

Certain of the Company’s notes provide the holders with a right to convert into equity at a pre-determined discount to market value under certain conditions. Such conditions include a qualified equity financing, election by a majority of noteholders on the maturity date of the associated notes, or a sale of the Company. This premium that may be received by holders upon conversion of their notes is a variable share redemption feature that is accounted for separately at fair value as an embedded derivative.

Note 6 – SAFE Instruments

As of June 30, 2024, the Company had no SAFEs outstanding.

The SAFEs are convertible into shares of Class A common stock at a conversion price equal to the lesser of (i) the SAFEs’ principal balance divided by the product of the price per share of stock sold in a qualified equity financing multiplied by 80%, and (ii) the SAFEs’ stated valuation cap divided by the number of fully diluted shares outstanding.

22

Note 7 – Visionful Acquisition

On February 4, 2022, the Company completed the acquisition of substantially all of the assets of Visionful, which offered a smart parking solution for transit providers, as well as commercial companies, hospitals, airports, universities and municipalities who are looking to better understand their parking usage and manage parking efficiency. The company was purchased for $282,662 in cash and 293,062 shares of Class A common stock.

Note 8 – IPG Acquisition

On July 8, 2022, the Company completed the acquisition of IPG, an internet of things (“IoT”) cybersecurity company. IPG produced the award-winning GearBox IoT security tool. GearBox combines a durable appliance with simple execution to allow industrial operators the insight they need to secure their infrastructure. GearBox provides cybersecurity and performance metrics to some of the nation’s most critical infrastructure including utilities, commercial buildings, healthcare and transportation. The acquisition added an important new layer of cybersecurity to the Company’s rapidly expanding physical and cybersecurity platform.

The purchase agreement (“Purchase Agreement”) provided for a purchase price of $250,000 and a minimum of 1,125,000 and up to a maximum of 21,250,000 warrants for Class A common stock at a strike price of $0.38 per share depending on whether certain performance metrics set forth in the Purchase Agreement were met. These metrics were not met as of June 30, 2024, and 3,750,000 warrants vested upon completion of the acquisition.

Note 9 – Related Party Transactions

The following transactions occurred between related parties, therefore, there can be no guarantee that the terms, conditions, interest rates or prices were transacted at an arm’s-length rate.

Aircraft Lease

On September 1, 2023, the Company entered into a dry lease of a Cessna T210N Turbo Centurion plane with Cloud Transport Operations LLC. Rick Bentley, the Company’s Chief Executive Officer, has an indirect ownership interest in Cloud Transport Operations LLC. This agreement allows the Company to lease the plane for $350 per hour and will cover insurance and maintenance costs.

Additionally, effective September 1, 2023, the Company also entered into a side agreement related to the dry lease agreement with Hydro Hash, Inc., a company of which Rick Bentley is Chairman and a significant stockholder. Hydro Hash, Inc. agreed, in exchange for use of the plane, to cover 40% of the insurance and maintenance costs for the plane under the dry lease agreement between the Company and Cloud Transport Operations LLC.

Issuance of Shares for Notes Receivable

On February 20, 2020, the Company issued 1,500,000 shares of Class A common stock to Mr. Bentley in exchange for a promissory note receivable for $6,000. The note receivable matures in February 2030 and bears interest at the rate of 1.86% per annum. As of June 30, 2024, this note accrued interest totaling $487.40.

Note 10 – Subsequent Events

Management’s Evaluation

Management has evaluated subsequent events through July 22, 2024, the date the financial statements were available to be issued. Based on the foregoing, no additional material events were identified which require adjustment or disclosure in the financial statements.

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ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1++	Amended and Restated Certificate of Incorporation

2.2 &	Bylaws of the registrant, as currently in effect

3.1*	Form of Warrant

3.2++	Form of Warrant Agreement, by and between the Company and VStock Transfer, LLC

3.3**	Warrant to Purchase Class A Common Stock of Cloudastructure, Inc. issued to Infrastructure Proving Grounds, Inc.

6.1 #	2024 Stock Option Plan

6.2++++	Gregory Rayzman Employment Agreement

6.3*	Gregory Smitherman Employment Agreement

6.4++++	Lauren O’Brien Employment Agreement

6.5 #	James McCormick Employment Agreement

__________________________

#	Filed herewith
*	Incorporated by reference to the Company’s Form 1-A filed with the SEC on January 21, 2022.
**	Incorporated by reference to the Company’s Current Report on Form 1-U filed with the SEC on July 13, 2022.
++	Incorporated by reference to the Company’s Form 1-A/A filed with the SEC on May 26, 2020.
++++	Incorporated by reference to the Company’s Form 1-K filed with the SEC on April 30, 2021.
&	Incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-1/A filed with the SEC on September 26, 2024.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, Florida, on September 27, 2024.

Cloudastructure, Inc.

/s/ James McCormick
By: James McCormick, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ James McCormick

James McCormick, Chief Executive Officer, Director

(Principal Executive Officer)

Date: September 27, 2024

/s/ Gregory Smitherman

Gregory Smitherman, Chief Financial Officer

(Principal Financial and Accounting Officer)

Date: September 27, 2024.

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